Coca-Cola

File Number: 82.2994

[redacted]

6 June 2008

08003524

SEC
Mail Processing
Section

JUN 18 2008

Washington, DC
101

COCA-COLA AMATIL

Coca-Cola Amatil Limited
ABN 26 004 139 397
71 Circular Quay East
GPO Box 145
Sydney NSW 2000
Telephone: (612) 9259 6130
Facsimile: (612) 9259 6233
Web: www.ccamatil.com

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

SUPPL

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

G. T. FORSTER
COMPANY SECRETARY

PROCESSED
JUL 03 2008
THOMSON REUTERS

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6555
Facsimile: 612 9259 6233

6 June 2008

COPY

SEC
Mail Processing
Section
JUN 18 2008
Washington, DC
101

Company Announcements Office
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

Retirement of Mel Ward as CCA Non-Executive Director

After serving as a Non-Executive Director on the CCA Board for more than 9 years, Mel Ward has advised of his intention to retire with effect from the conclusion of the Board meeting to be held on 19 August 2008.

The Chairman of CCA, Mr David Gonski AC, said: "We thank Mel for the valuable contributions he has made to the Board of CCA over the years. We will miss the benefits received by our Board from his vast business experience and commercial guidance."

Mr Ward's retirement will take the number of directors on the CCA Board to eight including two representatives from The Coca-Cola Company.

Yours sincerely

George Forster
General Counsel and
Company Secretary

END

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA